SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549

                                 SCHEDULE 13G


                   Under the Securities Exchange Act of 1934
                             (Amendment No.   )*




                    	First Cash Financial Services, Inc
                   -----------------------------------------
                               (Name of Issuer)


                              Common Stock
                   -----------------------------------------
                      (Title of Class of Securities)

                                 31942D107
                   -----------------------------------------
                              (CUSIP Number)





Check the following box if a fee is being paid with this statement [ X ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange
Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))

                               Page 1 of 6 Pages

CUSIP NO. 31942D107            13G        PAGE  2  OF 6  PAGES

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     First Wilshire Securities Management, Inc.    Tax ID #95-2844956

2    CHECK THE APPROPRIATE BOX IF A MEMBER
      OF A GROUP*

                  (a) [    ]
                  (b) [    ]

3    SEC USE ONLY


4    CITIZENSHIP OR PLACE OF ORGANIZATION

        California Corporation

                    5    SOLE VOTING POWER

                                   25,600          0.27%


   NUMBER OF        6    SHARED VOTING POWER
    SHARES
 BENEFICIALLY                      None
   OWNED BY
     EACH
   REPORTING        7    SOLE DISPOSITIVE POWER
    PERSON
     WITH                       259,700               2.71%


                    8    SHARED DISPOSITIVE POWER

                                   None

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                285,300  shares

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
     EXCLUDES CERTAIN SHARES *

11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

            2.98%

12   TYPE OF REPORTING PERSON*

            BD,IA

                      *SEE INSTRUCTION BEFORE FILLING OUT!

                  SECURITIES AND EXCHANGE COMMISSION

                       Washington, D.C. 10549

                   ---------------------------------

                  SCHEDULE 13G UNDER THE SECURITIES

                       EXCHANGE ACT OF 1934

                  ---------------------------------



Item 1.    (a).  Name of Issuer:

                      First Cash Financial Services, Inc.

           (b).  Address of Issuer's Principal Executive
                 Offices:

                      690 East Lamar Blvd., Suite 400
                      Arlington, Texas 76011


Item 2.    (a).  Name of Person Filing:

                      First Wilshire Securities Management, Inc.


           (b).  Address of Principal Business Office:

                      600 South Lake Street, Suite 100
                      Pasadena, CA 91106-3955



















                              Page 3 of 6 Pages



Item 2.    (c).    Citizenship:

                      Delaware Corporation


           (d).    Title of Class of Securities:

                      Common Stock

           (e).    CUSIP Number:

                      31942D107

Item 3.        This statement is filed pursuant to Rule
             13D-1(B)(ii)(G). The entity filing is an Investment Adviser registered under section 203 of the Investment Advisers
             Act of 1940.


Item 4.            Ownership.


           (a).    Amount Beneficially Owned

                     285,300 shares

           (b).    Percent of Class:

                     2.98%

           (c).    Number of Shares as to which such entity has:

              (i)  sole power to vote or to direct the
                   vote 25,600 shares


              (ii)  shared power to vote or to direct
                    the vote     None


              (iii) sole power to dispose or to direct
                    the disposition of 285,300 shares


              (iv)  shared power to dispose or to direct
                    the disposition of      None








                              Page 4 of 6 Pages

Item 5.            If this statement is being filed to report
                 the fact that as of the date hereof the
                 reporting person has ceased to be the
                 beneficial owner of more than five
                 percent of the class of securities, check the following. [ x ]



Item 6.            Ownership of More Than Five Percent on
                 Behalf of Another Person:(  )



Item 7.            Identification and Classification of
                Subsidiaries which Acquired the Security
                Being Reported on by the Parent Holding
                Company:



Item 8.            Identification and Classification of Members
                of the Group:































                              Page 5 of 6 Pages


Item 9.             Notice of Dissolution of Group:



Item 10.           Certification:

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.


          Signature: After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.








               By:  Dirk Wagenaar
               ----------------------------
                   Title: Vice President


Dated:  November 14,2003



















                             Page 6 of 6 Pages